UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

Contact:

Investor Relations
Creo Products Inc.
Vancouver, Canada
Tel: +1.604.451.2700
Email: IR@creo.com

FOR IMMEDIATE RELEASE

CREO ANNOUNCES 2001 FOURTH QUARTER AND FISCAL YEAR-END RESULTS

Revenue Increase of 45% in Fiscal 2001;
Company Unifies Identity under Creo Brand

Vancouver, BC, CANADA (November 19, 2001) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) ('Creo') today announced financial results for the three months and fiscal year ended September 30, 2001, reported in U.S. dollars.

For the fourth fiscal quarter of 2001, Creo achieved revenues of $143.2 million compared to $173.3 million in the fourth quarter of 2000. Adjusted loss for the fourth quarter was $5.7 million or $0.12 per share (diluted). This compares to adjusted earnings of $16.0 million or $0.32 per share (diluted) for the same period a year ago. For the fiscal year ending September 30, 2001, Creo achieved revenues of $656.5 million, an increase of 45 percent, compared to $453.3 million in the fiscal year ending September 30, 2000. This increase was primarily the result of the company's April 2000 acquisition of the prepress division of Scitex Corporation Ltd. Adjusted earnings for Creo were $27.1 million or $0.54 per share (diluted) for the fiscal year ending September 30, 2001 compared to adjusted earnings of $41.9 million or $0.97 per share (diluted) for the same period a year ago. Adjusted results exclude the effects of severance costs, business integration costs, the amortization of goodwill and intangibles, and one-time write-downs.

"This year we achieved the largest sales in our history," stated Amos Michelson, chief executive officer of Creo. "We also aligned our worldwide product and regional leadership team, released the Lotem™ Quantum into full production and launched new initiatives in the packaging and newspaper markets. However, we are not immune to the challenging economic environment, and as a result we are continuing to take actions not only to reduce expenses, but also to build our leadership position."

CREO Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - our principal operating division - we are leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

Mr. Michelson continued, "Recognizing that an economic recovery is not likely anytime before the second half of calendar 2002, Creo has expanded its cost-savings program. When combined with the cost savings measures implemented in August, these new measures will allow us to continue to invest in direct sales and service capability and sustain our new product initiatives. New cost cutting measures include a worldwide reduction in salary and benefits, which will be offset by stock options to be issued and priced in July 2002. In addition, we will be consolidating certain manufacturing operations and restructuring some operational management roles as we implement our ERP system this year."

Creo will be restructuring its employee stock option incentive plan by allowing employees to voluntarily cancel their unvested options and to surrender their vested options in exchange for new options to be issued and priced in July 2002 at ratios between approximately 1.5:1 to 3:1. Senior management will be reducing their salary and benefits for offsetting stock options as part of the cost reduction, however along with directors will not be able to exchange their existing options under the stock option incentive plan. The proposed option allocation together with the restructuring of the option plan will not increase the number of issued and outstanding options.

"On the product front, we are continuing to pursue our growth strategy of driving the digitization of the graphic arts business," stated Mr. Michelson. "Our consumables partnerships, entry-level CTP solutions and the Networked Graphic Production initiative are being rolled out as planned, and we look forward to significant new developments on these fronts throughout the coming year. In addition, we intend to consolidate our corporate image and product marketing under the Creo brand. This single strong brand will span all our business activity - from our current activities in the graphic arts, to developments in new markets - and is linked with our corporate performance via our stock ticker symbol. In January 2002, in conjunction with an important new product announcement at Macworld, we will retire the CreoScitex brand and introduce the new Creo."

Strategic Initiatives

- Consumables partnerships build vendor and customer relationships by bundling equipment with competitively priced consumables including thermal plates, films and proofing media.

- Entry-level CTP solutions expand Creo's available market by targeting a new range of mid-size and smaller printers with a range of entry-level products that combine Creo's reputation for quality and reliability with lower inherent cost and economies of scale.

CREO Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - our principal operating division - we are leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

- The Networked Graphic Production initiative leverages existing Creo prepress solutions to link production and business systems from the creative desktop to the delivery of the finished product.

Financial Highlights

Accounts receivable and other receivables were reduced by $44.0 million or 21 percent in fiscal 2001, including a reduction of $15.7 million this quarter.

Inventory decreased by $41.6 million or 29 percent in fiscal 2001, including a reduction of $4.7 million this quarter.

"We made significant reductions in the receivable and inventory balances this fiscal year resulting in an increase of $15 million in our cash position. Creo achieved real operational reductions of accounts receivable by 15 percent and inventories by 17 percent this year," stated Mike Graydon, Creo's chief financial officer. "Creo remains in a strong financial position with a cash balance of over $60 million."

"We are clearly the leader in digital prepress," commented Mr. Michelson. "We continue to be in a good position to weather this downturn with the strongest product offering, recurring revenue from service and consumables, and a proven capability to deliver value by making our customers more successful."

2002 Outlook

"Although the economic climate continues to be challenging and uncertainty persists," commented Mr. Graydon, "Creo expects results for our first quarter 2002 to be in line with or somewhat better than the previous quarter."

Fourth Quarter Charges

As announced on August 2, Creo reduced its workforce by approximately 200 positions, affecting about 5 percent of its total workforce. Creo took a pre-tax restructuring charge of $4.1 million or $2.7 million after tax in the fourth quarter of this fiscal year, covering all of the planned headcount reduction.

CREO Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - our principal operating division - we are leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

As announced on October 11, one-time charges in the fourth quarter include $9.6 million (after tax) of accounts receivable, obsolete inventory and other assets; $265.7 million of goodwill and other intangibles; $70.5 million of investments; and $9.0 million of future tax assets.

Under U.S. GAAP, Creo recorded a loss of $351.4 million or $7.17 per share (diluted) for the fourth fiscal quarter, and under Canadian GAAP, the company reported a loss of $381.9 million or $7.79 per share (diluted). For the fiscal year ending September 30, 2001, Creo reported a loss of $380.9 million or $7.86 per share (diluted) under U.S. GAAP, or a loss of $414.8 million or $8.56 per share (diluted) under Canadian GAAP.

During the fourth quarter Creo made reporting changes for all periods presented, including a reclassification of cost of sales, research and development, general and administration, and sales and marketing expenses, to standardize accounting treatment across the company.

Conference Call

Creo will hold a conference call today, November 19, 2001, at 5:00 p.m. Eastern Time to review 2001 fourth quarter and fiscal year-end results and discuss the outlook for the following quarter. To participate, tune in to the web cast at www.creo.com. An audio replay will be available; one hour after the call until November 21, 2001 at 7 p.m. Eastern Time. For replay dial 1-800-558-5253, access code 19875128 except in Toronto dial 1-416-626-4100, access code 19874966. A Web replay will also be available at www.creo.com.

ABOUT CREO

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

©2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

CREO Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - our principal operating division - we are leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new regions and new products do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

CREO Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - our principal operating division - we are leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

Creo Products Inc.

Statement of Adjusted Earnings
(In millions of U.S. dollars except per share amounts) (unaudited)
	Three months ended				Year ended
	Sept 30 2001	June 30 2001	March 31 2001	Dec 31 2000	Sept 30 2001

Revenue	$143.2	$170.0	$172.9	$170.4	$656.5
Cost of sales	84.7	94.2	98.0	101.3	378.2
Gross profit	58.5	75.8	74.9	69.1	278.3
Research and development, net	21.5	20.5	18.7	16.2	76.9
Sales and marketing	27.0	26.2	25.3	22.1	100.6
General and administration	18.2	17.7	17.5	16.5	69.9
Other expense (income)	(0.4)	(0.1)	(2.0)	2.8	0.3
Adjusted operating income	(7.8)	11.5	15.4	11.5	30.6
Income tax expense (recovery)	(2.1)	3.2	4.3	3.2	8.6
Adjusted net operating income (loss)	(5.7)	8.3	11.1	8.3	22.0
Cash tax recovery from the amortization of intellectual property	-	1.7	1.7	1.7	5.1
Adjusted earnings (loss)	$(5.7)	$10.0	$12.8	$10.0	$27.1

Adjusted earnings (loss) per share - basic	$(0.12)	$0.21	$0.26	$0.21	$0.56
Adjusted earnings (loss) per share - diluted	$(0.12)	$0.20	$0.25	$0.20	$0.54

Reconciliation to Canadian GAAP earnings
Adjusted earnings	(5.7)	10.0	12.8	10.0	27.1
Adjustment to research & development for one-time write-down of inventory and capital assets	(2.2)	-	-	-	(2.2)
Adjustment to sales & marketing for one- time write-down of capital assets	(1.0)	-	-	-	(1.0)
Adjustment to general & admin. for one-time write-down of accounts receivable and capital assets	(12.1)	-	-	-	(12.1)
Tax recovery on adjustments above	5.7	-	-	-	5.7
One-time charges, net of tax	(9.6)				(9.6)
Severance	(4.1)	-	-	-	(4.1)
Tax recovery on severance	1.5				1.5
Severance, net of tax	(2.6)				(2.6)
Business integration costs	-	(1.3)	(5.2)	(6.7)	(13.2)
Goodwill and other intangible assets amortization	(18.8)	(18.3)	(18.0)	(19.2)	(74.3)
Write-down of intangible assets and goodwill	(265.7)	-	-	-	(265.7)
Write-down of investments	(70.5)	-	-	-	(70.5)
Write-down of future tax assets	(9.0)	0.3	0.5	2.2	(6.0)
Loss under Canadian GAAP	$(381.9)	$(9.3)	$(9.9)	$(13.7)	$(414.8)

Loss per share - Basic, Canadian GAAP	$(7.79)	$(0.19)	$(0.20)	$(0.29)	$(8.56)
Loss per share - Basic, U.S. GAAP	$(7.17)	$(0.17)	$(0.18)	$(0.25)	$(7.86)
Loss per share - Diluted, Canadian GAAP	$(7.79)	$(0.19)	$(0.20)	$(0.29)	$(8.56)
Loss per share - Diluted, U.S. GAAP	$(7.17)	$(0.17)	$(0.18)	$(0.25)	$(7.86)

Creo Products Inc.

Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of U.S. dollars except per share amounts)

Three months ended September 30		Twelve months ended September 30
2001	2000	2001	2000

Revenue

Product	$91,122	$122,626	$447,241	$335,535
Service	41,407	38,777	161,753	94,654
Consumables	10,657	11,902	47,533	23,095
	143,186	173,305	656,527	453,284
Cost of sales	84,679	98,130	378,176	252,765
	58,507	75,175	278,351	200,519

Research and development, net	23,688	15,864	79,048	42,376
Sales and marketing	27,960	24,493	101,632	68,055
General and administration	30,320	14,063	82,134	35,634
Other expense (income)	(431)	1,735	258	(341)
Restructuring	4,081	-	4,081	-
Operating income (loss) before undernoted items	(27,111)	19,020	11,198	54,795
Business integration costs	-	2,673	13,150	10,845
Goodwill and other intangible assets amortization	18,840	17,124	74,314	35,248
Write-off of goodwill and other intangible assets	265,700	-	265,700	-
Write-off of investments	70,470	-	70,470	-
Earnings (loss) before income taxes	(382,121)	(777)	(412,436)	8,702
Income tax expense (recovery)	(196)	3,444	2,319	9,811
Equity loss	-	-	-	967
Minority interest income	-	(646)	-	(646)
Net loss	$(381,925)	$(3,575)	$(414,755)	$(1,430)

Loss per common share
- Basic, Canadian GAAP	$(7.79)	$(0.08)	$(8.56)	$(0.04)
- Basic, U.S. GAAP	$(7.17)	$(0.19)	$(7.86)	$(1.14)
- Diluted, Canadian GAAP	$(7.79)	$(0.08)	$(8.56)	$(0.04)
- Diluted, U.S. GAAP	$(7.17)	$(0.19)	$(7.86)	$(1.14)

Retained earnings (deficit), beginning of period	$(12,506)	$23,899	$20,324	$21,754
Net loss	(381,925)	(3,575)	(414,755)	(1,430)
Retained earnings (deficit), end of period	$(394,431)	$20,324	$(394,431)	$20,324

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

Creo Products Inc.

Consolidated Balance Sheets
(In thousands of U.S. dollars)

September 30 2001 (unaudited)	September 30 2000 (audited)

Assets
Current assets
Cash and cash equivalents	$60,241	$45,359
Accounts receivable	140,551	174,094
Other receivables	27,041	37,451
Inventories	99,438	141,021
Future income taxes	11,840	23,492
	339,111	421,417
Investments	-	45,000
Capital assets, net	111,768	107,280
Goodwill and other intangible assets, net	-	338,055
Other assets	24,005	22,284
Future income taxes	13,629	10,534
	$488,513	$944,570
Liabilities
Current liabilities
Short-term debt	$19,298	$19,216
Accounts payable	60,707	94,784
Accrued and other liabilities	54,928	61,503
Income taxes payable	3,092	6,424
Deferred revenue and credits	48,067	53,047
Future income taxes	1,200	-
	187,292	234,974
Future income taxes	2,556	22,986
	189,848	257,960
Shareholders' Equity
Share capital	691,955	664,160
Contributed surplus	2,060	2,126
Cumulative translation adjustment	(919)	-
Retained earnings (deficit)	(394,431)	20,324
Total shareholders' equity	298,665	686,610
	$488,513	$944,570

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: November 21, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary